
HOLOFIT
WE MAKE FITNESS FUN

INVEST IN **HOLOFIT BY HOLODIA**

Patented XR fitness technology backed by Techstars and Comcast

holodia.com Delaware City, DE

Technology Hardware AR & VR Games

Highlights

1. Achieved 35% averaged year over year growth in the last 3 years,

2. More than $1M in Annual Recurring Revenues,

3 Backed by Comcast, Angel investors from Apple and Google

4 Fundraising to scale and launch a AI Virtual environment creator

5 Founders VR & Fitness industry pioneers | led $255M+ Wealth Creation

6 Featured In Forbes, Rolling Stone, The Washington Post, C/NET, VR Fitness Insider, Men's Journal

7 Went through Techstars in 2021 (top 0.1% of startups worldwide!) and raised $2.5M to date!

Featured Investor



Davril SAMG

Invested $428,000

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“Holofit has the most complete solution for fitness with VR. Whether you want to connect your rower, your bicycle, your elliptical bike, and trin wiithout any device. Fitness is the ideal business cas for VR, because it turns the sport and the effort into a game, thus helping you training more regularly, longer, stronger. The market of people wanting to stay fit at home is meant to grow and Holofit is the best solution to address the growing demand.”

Our Team



Shahin Lauritzen Chief Executive Officer

Shahin is a top Business and Leadership strategist, Founder and Board member of successful tech startups, CFO w. P/L resp. > USD 8 Bn. He is also a London

SportTech Mentor, Investor, and Speaker. MBA educated from INSEAD, Harvard, and IEDC



Bojana Knezevic Chief Operating Officer

More than 20 years in the fitness industry, serial entrepreneur with previous exits from BeFit (300% YoY growth boutique fitness chain) and MyWorldTaxi (connected taxi app, 120 countries). Creating is my passion, Fitness is my love.



Olivier Zitvogel Chief Technical Officer

CTO of MackNeXT at Europa Park, the biggest theme park in Europe with 6M+ visitors, lead innovation team that designed, build and operated new theme VR?AR park attractions. He also created the first VR system dedicated to cognitive science experiments.

Pavle Lazarević Marketing Manager

Go-to-market specialist and digital strategy leader. Former head of content for MUNPlanet with featured accomplishments, including overseeing a 300% increase in social media engagement as well as earning achievements in content marketing.

Pitch

Traditional fitness is boring

$10B is spent annually on home fitness products

19 days is the average time to quit on a fitness resolution

#1 reason for giving up is boredom

Enter HOLOFIT, an immersive fitness experience that never gets boring


Some Call It A Workout, We Call It A Game: The Possibilities Are Endl...

It’s fun and it’s gamified, distracting users from the pain of working out and making them addicted to it.

Why? Because you’re completely immersed in amazing content instead of counting the reps you have left. You forget the time, forget the pain, you are a part of a game.

The experience is virtual but the results are real.

HOLOFIT gives users the ability to travel through original worlds as they work out on connected fitness machines. This **patented technology** is registered under our **Fluid Movement**® technology trademark.

And it works: we have a 92% core users 90-day retention rate!

That's higher than Peloton during their 1st year!

We make our users exercise more!

The average user works out 5 times per week, with an average session duration of 29 minutes.

Average workout duration increase in minutes

2,000,000+ workouts completed!

Imagine a Jurassic park HOLOworld where you have to train hard to run away from a T. Rex!

That's your ultimate fitness motivation!

HOLOFIT's uniqueness is that it uses real-time graphics content, giving users the ability to travel through original worlds as they work out.

This gives us the opportunity to integrate third-party created content and use major entertainment studios' IP in HOLOFIT.

Patented HOLOFIT Fluid Movement® Technology

Our Patent, issued by the United States Patent and Trademark Office, was invented to help achieve our vision of making fitness fun.

HOLOFIT uses a proprietary mixed-reality fluid-movement technology that enables unique workouts for fitness machines including any known rowing machine, ellipticals, and indoor bicycles.

In particular, the use of prediction and interpolation algorithms allows fluid movements to be displayed within the virtual environment. This technology and proprietary content enable HOLOFIT to digitalize and gamify any fitness machine.

This patent also helps strengthen our competitive edge in an essential part of the market, VR Fitness on fitness machines, and brings interest

of major fitness machine producers, like Technogym, Peloton, Life Fitness, and others.

Effective workouts

It's all great fun, but where are the results?

We applied fitness science and over 20 years of fitness industry experience to develop original workout programs.

Journey: explore the environments while trying to collect all the trophies. Guaranteed to make you work out longer than ever!

Zen mode: complete immersion without any distractions. Relax your mind, engage your body!

CardioGoals: guided training program, including Interval, Fat Burn, and HIIT – all customizable to an appropriate level of difficulty. Best for high-calorie burn!

Performance: progressive training challenging you to beat your own best score. Motivation through achievements!

Race mode: competitions against AI players tailored to your abilities. You will push yourself like never before!

Multiplayer: real-time competitions with friends and other HOLOFIT members. It's always fun when we are together!

No-equipment, full-body workouts

No fitness machine? No problem, HOLOFIT can also be used in the Freestyle mode to row, cycle, run, or ski, or do a series of challenging and fun exercises like boxing, squats, karate, fruit slicing, and more.

With HOLOFIT Freestyle, we give our members all the fitness they'll ever need, plus we expand our market to anyone with a VR headset.

Tracking progress to ensure long-term motivation

HOLOFIT also comes with a free Companion App where users can track their progress over time, compare their results with others in the community, and see where they rank on the global leaderboard. It connects to fitness trackers, Apple Health, Google Fit, Strava, and more.

HOLOFIT is a subscription-based app selling directly to consumers through the Meta Store

30% of our members sign up for yearly subscriptions from the very beginning, and another 15% upgrade to yearly subscriptions after avg. 2 months of use.

- We get additional revenues from our commercial customers who pay $169/month for a business subscription. Our commercial customers include major fitness chains (YMCA, Midtown Athletic Club), and educational and medical institutions (University of Maryland, Miami University).

- We aim to open new revenue streams (in the second half of 2025) through advertising opportunities. Already, we have ongoing talks with global fitness apparel leaders, who would be able to "dress" our users' avatars in HOLOFIT!
- Additional revenue possibilities will be available through new Premium subscription tiers, once those become available on the Meta platform.

VR Fitness: Leading Market growth driver

There is a massive upside opportunity in the fast-growing Immersive Fitness and Health market, projected to reach 200M users in 2030.

The Metaverse (Virtual, Augmented, and Spatial computing technologies included) Health and Fitness market is projected to reach a value of US$11.6bn in 2025.

The **VR Fitness market** is expected to exhibit an annual growth rate (CAGR 2024-2030) of 36.98%, resulting in a projected market volume of US$56.1bn by 2030.

Andreessen Horowitz, the leading global VC, is investing heavily in the industry and comparing the Meta Quest VR headset sales trajectory with that of the iPhone, stating:

"We believe ARVR is among the most underrated markets today. Most people fixate on past (and current) missteps, leading to assumptions that are simply wrong. With ~30m Meta Quest headsets sold and a favorable industry outlook, we think the time is now."

Jack Soslow, Partner @Andreessen Horowitz, April '24

Source: **Jack Soslow**

And we are ready to conquer the market!

Our long-term success is built by delivering continuous value to our customers and our investors. We focused our work so far on finding the

Product-Market fit and achieving sustainable growth.

We grew revenues at a low price, making sure that we build solid metrics foundations, including maximizing our marketing budget value by keeping our Customer Acquisition Cost low.

Now, we are ready to scale

It's time for us to scale big! We plan to reach 50,000 active subscribers and $5M in ARR at the end of 2026.

The same number of active subscribers Supernatural VR had when they were acquired by Meta for $400 million.

Forward-looking projections are not guaranteed.

Our path to 50k active subscribers looks like this:

1. Scale up our marketing efforts at a controlled cost, launch the newly developed marketing tools (Promo codes, Win-back campaigns, and Referrals),
2. Place HOLOFIT in large-scale hotels and gyms so more people can discover the value of immersive fitness (we are already preparing this with the Ritz-Carlton and the YMCA),
3. Partner with one of the leading sports apparel companies (Adidas and Nike) to dress HOLOFIT user avatars and create marketing opportunities in the fitness Metaverse.

4. Launch AI Virtual content generator to enable dynamic content in HOLOFIT and scale our content offer to "Netflix level".

20+ years in fitness and VR

This is our 3rd and probably last fitness startup. After selling the previous company to the market leader, we gathered to solve one of the biggest problems impacting most of humanity: lack of physical activity.

No one should hate getting fit and healthy, the time for fun fitness for all has come.

Join us on our mission to make fitness fun!

The right time for VR fitness is now.

3 years ago was too early. The VR hardware was not ready for mass adoption.

3 years from now it will be too late. The market will be taken by a number of players that will lead it to maturity.

Be quick, join the VR fitness revolution now!